UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company (Issuer))

PROJECT MERCI MERGER SUB, INC.
(Offeror)
A wholly-owned indirect subsidiary of
BIOSYNEX SA
(Parent of Offeror)
BIOSYNEX U.S. HOLDINGS, INC.
(Other Persons)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)

Alexis Steinmetz
c/o Biosynex SA
22 Boulevard Sébastien Brant
67400 Illkirch-Graffenstaden, France
+33 (0)6 70 86 00 15
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
James Hu
Marc Petitier
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”) filed by Biosynex SA, Inc., a French société anonyme (“Parent”), Biosynex U.S. Holdings, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Parent (“Holdco”), and Project Merci Merger Sub, Inc., a Nevada corporation and a wholly-owned indirect subsidiary of Parent (“Purchaser”) with the Securities and Exchange Commission on February 14, 2023. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Chembio Diagnostics, Inc. (“CEMI”), at a price of $0.45 per Share, net to the seller in cash without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated February 14, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Items 1	through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“On March 15, 2023, Purchaser issued a press release announcing an extension of the Offer Expiration Time until 6:00 pm, New York City time, on March 28, 2023, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on March 14, 2023.

The Depositary and Paying Agent has advised Purchaser that, as of 11.59 p.m., New York City time, on March 14, 2023, approximately 12,664,710 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 34.5% of the then-outstanding Shares.

Also on March 15, 2023, CEMI issued a press release and letter to stockholders.The press releases announcing the extension of the Offer are attached hereto as Exhibits (a)(5)(B) and (a)(5)(C) and incorporated herein by reference.”

Item 11.
The information set forth in Section 16 of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

The “Legal Proceedings” subsection is amended and restated as follows (new language underlined and strikethrough language is deleted):

On February 17, 2023, a complaint was filed in the United States District Court, Southern District of New York, against CEMI and the individual members of the CEMI Board and management, captioned Sholom Keller v. Chembio Diagnostics, Inc., Katherine L. Davis, John G. Potthoff, David W.K. Acheson, David W. Bespalko, Richard L. Eberly, Leslie Teso-Lichtman, and Lawrence J. Steenvoorden, Case No. 1:23-cv-01388 (the “New York Complaint”). On March 8, 2023, a pro se complaint was filed in the United States District Court, District of Nevada, against CEMI and the individual members of the CEMI Board and management, captioned David S. Gross v. Chembio Diagnostics, Inc., Katherine L. Davis, John G. Potthoff, David W.K. Acheson, David W. Bespalko, Richard L. Eberly, Leslie Teso-Lichtman, and Lawrence J. Steenvoorden, Case No. 3:23-cv-00093 (the “Nevada Complaint, and together with the New York Complaint, the “Complaints”).

The Complaints assert~~s~~ that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and certain rules and regulations promulgated thereunder by allegedly making false and misleading statements, or failing to disclose allegedly material facts necessary to make the statements made not misleading, relating to the Merger in the Schedule 14D-9, including allegations relating to the background of the Merger, financial projections, and analyses of Craig-Hallum.

In addition to the Complaints referenced above, thirteen demand letters (the “Demands”) have been received from purported stockholders of CEMI as of the date of this Amendment No. 2, each challenging certain of the disclosures in the Schedule 14D-9.

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to “one minute after 11:59 p.m., New York City time, on March 14, 2023” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “6.00 p.m., New York City time, on March 28, 2023.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Biosynex SA, dated March 15, 2023.
(a)(5)(C)	Press Release and Letter to Stockholders issued by Chembio Diagnostics, Inc., dated March 15, 2023.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated February 14, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in the New York Times on February 14, 2023.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)*
Joint Press Release issued by Chembio Diagnostics, Inc. and Biosynex SA, dated January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Chembio Diagnostics, Inc. on January 31, 2023).

(a)(5)(B)**	Press Release issued by Biosynex SA, dated March 15, 2023.
(a)(5)(C)**	Press Release and Letter to Stockholders issued by Chembio Diagnostics, Inc., dated March 15, 2023.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated January 31, 2023, by and among Biosynex SA, Project Merci Merger Sub, Inc. and Chembio Diagnostics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Chembio Diagnostics, Inc. on January 31, 2023).

(d)(2)*	Confidentiality Agreement, dated May 25, 2022, by and among Biosynex SA and Chembio Diagnostics, Inc.
(g)	None.
(h)	None.
107*	Filing Fee Table.

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 15, 2023

PROJECT MERCI MERGER SUB, INC.

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	President

BIOSYNEX U.S. HOLDINGS, INC.

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	President

BIOSYNEX SA

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	Chief Executive Officer